

Albert Oehlen (b. 1954)



Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

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Initial Offering Price

$1,776,000

Price Appreciation of Similar Works[2]

17.0%

Similar Sales



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Market Risk-Adjusted Appreciation

Albert Oehlen	All Art	S&P 500
0.94	0.48	0.55

Investment Overview

Offering Circular		sec.gov/edgar
2021 Auction Sales	moderate	$12,865,816
Repeat Sales		view

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WHY WE LIKE THIS PAINTING


Albert Oehlen
01:45

- The Painting is a large-scale example of Oehlen's signature mode of abstraction which the artist first began in 1988.
- The Painting belongs to an early 2000s sub-set of works that set colorful compositions against a stark white ground. Paintings from this series are some of the most commercial and desirable works, with similar examples selling in excess of $2.2 million: *Untitled* (2005) sold for $2,303,841 in June 2019; and *Treppe* (2006) sold for $2,280,000 in November 2019.
- The artist's market for large-scale works created in the 2000s has grown significantly, as evidenced by recent auction sales which have achieved prices in excess of $2.2 million: *Die Pfeifenden Von (The Whistlers of)* (2001) sold for $2,232,184 in July 2020; and *Untitled* (2005) sold for $2,303,841 in June 2019.
- In 2005, the year before the Painting was created, Oehlen held his first major solo exhibition at a museum in the United States at MOCA Museum. In 2011, Gagosian – a global mega-dealer – began representing him.
- Our acquisitions team has reviewed almost 100 examples of work by Oehlen from around the world, some of which are priced in excess of $4 million. Of these 100 works, this is the sixth one we have selected to be offered on the Masterworks platform.
- In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 33.7% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$12,865,816	28

ALBERT
OEHLEN

b. 1954, GERMANY



Oil on canvas | 75 × 91 inches

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

The Painting is a large-scale example of Albert Oehlen's signature mode of abstraction, which the artist first began in 1988 and satirically refers to as "post-non-representational." Oehlen's "post-non-representational" works range from approximately 20 inches by 20 inches to over 100 inches by 100 inches in height and width, and incorporate a variety of painting techniques and motifs, through which the artist weaves abstraction and representational elements. With aesthetic influences ranging from Surrealism to Abstract Expressionism, the artist layers swaths of bright color in varying opacities over obscured darker forms. In the bottom quadrant of the composition, various figurative elements are visible, including a set of footprints and a hand, which retain a distinct cartoon-like quality. On the lower right side, an image of a hookah appears turned on its side. Created in 2006, the Painting belongs to a sub-set of works that set Oehlen's colorful compositions against a stark white ground, which the artist introduced to his work in the early-2000s. This series of colorful abstractions that dynamically engage with the white background are some of the most commercial and desirable works of the artist's career: *Untitled* (2005), which is similar in size, sold for £1,815,000 ($2,303,841) on June 26, 2019 at Sotheby's, London; and *Treppe* (2006), which is larger than the Painting but was executed in the same year, sold for $2,280,000 on November 15, 2019 at Sotheby's, New York. The artists market for large-scale works created in the 2000s has grown significantly, as evidenced by recent sales which have achieved prices in excess of $2,000,000 at auction: *Die Pfeifenden Von (The Whistlers of)* (2001) sold for HKD 20,935,000 ($2,232,184) on July 9, 2020, at Sotheby's, Hong Kong; *Untitled* (2005) sold for £1,815,000 ($2,303,841) on June 26, 2019, at Sotheby's, London; and *Geigenbau (Lutherie)* (2003) sold for £1,815,000 ($2,246,857) on October 3, 2019 at Sotheby's London. The Painting's scale, palette, execution and underlying motifs make it a commercial and desirable example of the artist's work.

AS OF JUNE 21, 2022 ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY *SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)* (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) AT SOTHEBY'S LONDON ON JUNE 26, 2019, FOLLOWED BY *STIER MIT LOCH (BULL WITH HOLE)* (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) AT CHRISTIE'S LONDON ON OCTOBER 3, 2018, AND *UNTITLED* (1989), WHICH SOLD FOR $4,335,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 13, 2019.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. From 2000 to 2009, Oehlen was a professor of painting at the Kunstakademie Düsseldorf. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of June 21, 2022, Albert Oehlen's top 20 auction records have all been set since January 1, 2017, which is a testament to Oehlen's momentous price growth in recent years. As of June 21, 2022 Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's London on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.

$1,776,000

INITIAL OFFERING

17.0%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2006
2007
2008
2009
2010
2011
2013
2014
2015
2016
2017
2018
2019
2020

Albert Oehlen (b. 1954, Krefeld, Germany) is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s. Along with his younger brother Markus, who also became an artist in his own right, Albert Oehlen was raised primarily by his father, a graphic designer, after their mother passed away when Albert was only four. After a brief relocation to Berlin, Albert Oehlen studied at the Hochschule für Bildende Kunst (College of Fine Arts) in Hamburg from 1978 to 1980, under Sigmar Polke and Jörg Immendorff. Though only thirteen years Oehlen's senior, Polke belonged to the previous generation of German artists, which included Gerhard Richter, whose particular conceptualism, minimalist and avant-garde aesthetics Oehlen and the 'Junge Wilde' eventually rejected. Translated to English as 'Young Wild Ones,' Junge Wilde is a term that loosely describes the German neo-expressionist artistic movement of the 1980s associated with Oehlen and his classmate, collaborator and close friend, Martin Kippenberger. The 1980s were a formative decade for Albert Oehlen in which he rose to international prominence; in 1981, Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has held over twenty solo exhibitions of the artist's work and continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: abstract paintings over 47 inches by 47 inches, created after 1998 and excluding mirror paintings, examples with text, works with inkjet printing and grisaille palettes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 17.0% CAGR implied from selected sales occurring from October 13, 2006 to October 21, 2020.

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